Exhibit 99.1

Baozun Announces First Quarter 2020 Unaudited Financial Results

SHANGHAI, CHINA – June 2, 2020 – Baozun Inc. (Nasdaq: BZUN) (“Baozun” or the “Company”), the leading brand e-commerce service partner that helps brands execute their e-commerce strategies in China, today announced its unaudited financial results for the first quarter ended March 31, 2020.

First Quarter 2020 Financial Highlights

●	Total net revenues were RMB1,523.6 million (US$[1]215.2 million), an increase of 18.4% year-over-year. Services revenue was RMB822.5 million (US$116.2 million), an increase of 22.9% year-over-year.

●	Income from operations was RMB12.8 million (US$1.8 million), as compared with RMB45.8 million in the same quarter of last year. Operating margin was 0.8%, compared with 3.6% in the same quarter of last year.

●	Non-GAAP income from operations[2] was RMB36.8 million (US$5.2 million), as compared with RMB64.7 million in the same quarter of last year. Non-GAAP operating margin was 2.4%, compared with 5.0% in the same quarter of last year.

●	Net income attributable to ordinary shareholders of Baozun Inc. was RMB2.2 million (US$0.3 million), as compared with RMB34.0 million in the same quarter of last year.

●	Non-GAAP net income attributable to ordinary shareholders of Baozun Inc.[3] was RMB26.0 million (US$3.7 million), as compared with RMB52.6 million in the same quarter of last year.

●	Basic and diluted net income attributable to ordinary shareholders of Baozun Inc. per American Depository Share (“ADS[4]”) were RMB0.04 (US$0.01) and RMB0.04 (US$0.01), respectively, compared with RMB0.59 and RMB0.57, respectively, in the same quarter of last year.

●	Basic and diluted non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS[5] were RMB0.44 (US$0.06) and RMB0.44 (US$0.06), respectively, compared with RMB0.91 and RMB0.89, respectively, in the same quarter of last year.

1 This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB7.0808 to US$1.00, the noon buying rate in effect on March 31, 2020 as set forth in the H.10 Statistical Release of the Federal Reserve Board.

2 Non-GAAP income from operations is a non-GAAP financial measure, which is defined as income from operations excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisition.

3 Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. is a non-GAAP financial measure, which is defined as net income attributable to ordinary shareholders of Baozun Inc. excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisition.

4 Each ADS represents three Class A ordinary shares.

5 Basic and diluted non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS are non-GAAP financial measures, which are defined as non-GAAP net income attributable to ordinary shareholders of Baozun Inc. divided by weighted average number of shares used in calculating basic and diluted net income per ordinary share multiplied by three, respectively.

First Quarter 2020 Operational Highlights

●	Total Gross Merchandise Volume (“GMV”)[6] was RMB9,209.8 million, an increase of 17.6% year-over-year.

●	Distribution GMV[7] was RMB782.9 million, an increase of 10.4% year-over-year.

●	Non-distribution GMV[8] was RMB8,426.9 million, an increase of 18.3% year-over-year.

●	Number of brand partners increased to 239 as of March 31, 2020, from 200 as of March 31, 2019.

●	Number of GMV brand partners increased to 228 as of March 31, 2020, from 192 as of March 31, 2019.

Mr. Vincent Qiu, Chairman and Chief Executive Officer of Baozun, commented, “First, I’d like to sincerely thank all of our employees who have demonstrated incredible resilience and dedication to ensuring business continuity and growth momentum throughout this challenging period. I am very proud of the great tenacity and agility our organization and technology infrastructure were able to display during the pandemic. As China’s economic recovery strengthens in the second quarter, we believe the adoption of online retail will continue to accelerate going forward as brand partners increasingly prioritize their digital go-to-market strategies. This will create even more opportunities for us to drive mid-to-long-term sustainable growth.”

Mr. Robin Lu, Chief Financial Officer of Baozun, commented, “Despite increasing macroeconomic uncertainties during the quarter, our business demonstrated great resilience by achieving 17.6% and 18.4% year-over-year growth rate for GMV and net revenues, respectively. While we incurred incremental costs associated with the pandemic, we were able to reinforce our leading position in the market with a proven track record of empowering brand partners even during one of the toughest times. Since March, China’s e-commerce sector has begun steadily recovering while the logistics industry has normalized, we are confident that we remain on track with our high-quality growth strategy and will re-establish growth in our non-GAAP operating profits in the second quarter of 2020. As things stand now, provided the macroeconomic environment does not deteriorate any further, we anticipate that GMV for the second quarter of 2020 will grow by at least 25%.”

First Quarter 2020 Financial Results

Total net revenues were RMB1,523.6 million (US$215.2 million), an increase of 18.4% from RMB1,286.8 million in the same quarter of last year.

6 GMV includes value added tax and excludes (i) shipping charges, (ii) surcharges and other taxes, (iii) value of the goods that are returned and (iv) deposits for purchases that have not been settled.

7 Distribution GMV refers to the GMV under the distribution business model.

8 Non-distribution GMV refers to the GMV under the service fee business model and the consignment business model.

Product sales revenue was RMB701.1 million (US$99.0 million), an increase of 13.5% from RMB617.6 million in the same quarter of last year. The increase was primarily attributable to the acquisition of new brand partners and the increased popularity of brand partners’ products.

Services revenue was RMB822.5 million (US$116.2 million), an increase of 22.9% from RMB669.2 million in the same quarter of last year. The increase was primarily attributable to the growth of the Company’s consignment model and service fee model.

Total operating expenses were RMB1,510.8 million (US$213.4 million), compared with RMB1,240.9 million in the same quarter of last year.

●	Cost of products was RMB590.1 million (US$83.3 million), compared with RMB508.8 million in the same quarter of last year. The increase was primarily due to higher costs associated with an increase in product sales revenue, especially for newly acquired brand partners.

●	Fulfillment expenses were RMB413.0 million (US$58.3 million), compared with RMB287.6 million in the same quarter of last year. The increase was primarily due to an increase in GMV contribution from the Company’s distribution and consignment model and incremental logistics costs associated with the outbreak of COVID-19 in China.

●	Sales and marketing expenses were RMB366.2 million (US$51.7 million), compared with RMB311.4 million in the same quarter of last year. The increase was in line with GMV growth.

●	Technology and content expenses were RMB95.9 million (US$13.5 million), compared with RMB87.9 million in the same quarter of last year. The increase was primarily due to growth in GMV and the Company’s ongoing investment in technological innovation and productization.

●	General and administrative expenses were RMB49.9 million (US$7.1 million), compared with RMB45.5 million in the same quarter of last year. The increase was primarily due to an increase in administrative, corporate strategy, and business planning staff.

Income from operations was RMB12.8 million (US$1.8 million), compared with RMB45.8 million in the same quarter of last year. Operating margin was 0.8%, compared with 3.6% in the same quarter of last year.

Non-GAAP income from operations was RMB36.8 million (US$5.2 million), compared with RMB64.7 million in the same quarter of last year. Non-GAAP operating margin was 2.4%, compared with 5.0% in the same quarter of last year.

Net income attributable to ordinary shareholders of Baozun Inc. was RMB2.2 million (US$0.3 million), as compared with RMB34.0 million in the same quarter of last year. Basic and diluted net income attributable to ordinary shareholders of Baozun Inc. per ADS were RMB0.04 (US$0.01) and RMB0.04 (US$0.01), respectively, compared with RMB0.59 and RMB0.57, respectively, in the same quarter of last year.

Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. was RMB26.0 million (US$3.7 million), as compared with RMB52.6 million in the same quarter of last year. Basic and diluted non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS were RMB0.44 (US$0.06) and RMB0.44 (US$0.06), respectively, compared with RMB0.91 and RMB0.89, respectively, in the same quarter of last year.

As of March 31, 2020, the Company had RMB1,660.6 million (US$234.5 million) in cash, cash equivalents and short-term investment, a decrease from RMB1,988.5 million as of December 31, 2019.

Business Outlook

Based on the market and operational conditions, provided that the macroeconomic environment does not deteriorate further, the Company expects total net revenues to be between RMB 2,050 million and RMB 2,100 million for the second quarter of 2020, which represents a year-over-year growth rate of 20% to 23%. The Company expects services revenue to grow at a faster rate than total net revenue during the second quarter of 2020. The above forecast reflects the Company’s current and preliminary view, which is subject to substantial uncertainty as the COVID-19 situation in China and other countries is evolving.

Conference Call

The Company will host a conference call to discuss the earnings at 7:00 a.m. Eastern Time on Tuesday, June 2, 2020 (7:00 p.m. Beijing time on the same day).

Due to the outbreak of COVID-19, operator assisted conference calls are not available at the moment. All participants wishing to attend the call must preregister online before they can receive the dial-in numbers. Preregistration may require a few minutes to complete. The Company would like to apologize for any inconvenience caused by not having an operator as a result of COVID-19.

Participants can register for the conference call by navigating to http://apac.directeventreg.com/registration/event/2043268. Once preregistration has been complete, participants will receive dial-in numbers, the passcode, and a unique access PIN.

To join the conference, simply dial the number in the calendar invite you receive after preregistering, enter the passcode followed by your PIN, and you will join the conference instantly.

A telephone replay of the call will be available after the conclusion of the conference call through 09:59 a.m. Beijing Time, June 9, 2020.

Dial-in numbers for the replay are as follows:

International Dial-in +61-2-8199-0299

U.S. Toll Free 1-855-452-5696

Passcode: 2043268#

A live and archived webcast of the conference call will be available on the Investor Relations section of Baozun’s website at http://ir.baozun.com/.

Use of Non-GAAP Financial Measures

The Company also uses certain non-GAAP financial measures in evaluating its business. For example, the Company uses non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss), non-GAAP net margin, non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS, as supplemental measures to review and assess its financial and operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Non-GAAP income/(loss) from operations is income/(loss) from operations excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Non-GAAP operating margin is non-GAAP income from operations as a percentage of total net revenues. Non-GAAP net income/(loss) is net income/(loss) excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Non-GAAP net margin is non-GAAP net income as a percentage of total net revenues. Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. is net income (loss) attributable to ordinary shareholders of Baozun Inc. excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS is non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. divided by weighted average number of shares used in calculating net income (loss) per ordinary share multiplied by three.

The Company presents the non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s financial and operating performance and formulate business plans. Non-GAAP income/(loss) from operations and non-GAAP net income/(loss) enable the Company’s management to assess the Company’s financial and operating results without considering the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. The Company also believes that the use of the non-GAAP measures facilitates investors’ assessment of the Company’s financial and operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP income/(loss) from operations, non-GAAP net income/(loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc., and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation expenses and amortization of intangible assets resulting from business acquisition have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP income/(loss) from operations and non-GAAP net income/(loss). Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, potentially limiting the comparability of their financial results to the Company’s. In light of the foregoing limitations, the non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss), non-GAAP net margin, non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS for the period should not be considered in isolation from or as an alternative to income/(loss) from operations, operating margin, net income/(loss), net margin, net income (loss) attributable to ordinary shareholders of Baozun Inc. and net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS, or other financial measures prepared in accordance with U.S. GAAP.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. For reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliations of GAAP and Non-GAAP Results.”

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. For example, quotations from management in this announcement and the Company’s statement about its expectations for Company performance in the second quarter of 2020 is a forward-looking statement and is inherently uncertain. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, such as the Company’s expected growth of the online retail industry in China, the Company’s expectations regarding demand for and market acceptance of its products and services, the impact of the COVID-19 pandemic on business and economic conditions in China and globally, the Company’s expectations regarding its relationships with its brand partners and e-commerce channels, and the level of consumer economic activity in China, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Baozun Inc.

Baozun is the leading brand e-commerce service partner that helps brands execute their e-commerce strategies in China by selling their goods directly to customers online or by providing services to assist with their e-commerce operations. The Company’s integrated end-to-end brand e-commerce capabilities encompass all aspects of the e-commerce value chain, covering IT solutions, store operations, digital marketing, customer services, warehousing and fulfillment.

For more information, please visit http://ir.baozun.com

For investor and media inquiries, please contact:

Baozun Inc.

Ms. Wendy Sun

Email: ir@baozun.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of
	December 31, 2019	March 31, 2020	March 31, 2020
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	1,144,451	947,600	133,827
Restricted cash	382,359	315,394	44,542
Short-term investments	844,040	713,021	100,698
Accounts receivable, net	1,800,896	1,593,099	224,989
Inventories, net	896,818	833,850	117,762
Advances to suppliers	214,771	219,747	31,034
Prepayments and other current assets	387,713	330,766	46,713
Amounts due from related parties	19,323	17,415	2,459
Total current assets	5,690,371	4,970,892	702,024

Non-current assets
Long-term time deposits	209,495	212,706	30,040
Investments in equity investees	37,373	47,833	6,755
Property and equipment, net	415,648	412,382	58,239
Intangible assets, net	151,041	148,066	20,911
Land use right, net	42,567	42,311	5,975
Operating lease right-of-use assets	440,593	406,798	57,451
Goodwill	13,574	13,574	1,917
Other non-current assets	41,461	38,810	5,481
Deferred tax assets	54,477	54,540	7,703
Total non-current assets	1,406,229	1,377,020	194,472

Total assets	7,096,600	6,347,912	896,496

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of
	December 31, 2019	March 31, 2020	March 31, 2020
	RMB	RMB	US$

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term loan	428,490	390,579	55,160
Accounts payable	877,093	523,008	73,863
Notes payable	210,693	-	-
Income tax payables	81,966	10,323	1,458
Accrued expenses and other current liabilities	581,122	484,287	68,394
Amounts due to related parties	6,796	6,179	873
Current operating lease liabilities	137,855	128,345	18,126
Total current liabilities	2,324,015	1,542,721	217,874

Non-current liabilities
Long-term loan	1,859,896	1,894,724	267,586
Deferred tax liability	2,929	2,831	400
Long-term operating lease liabilities	309,989	285,754	40,356
Total non-current liabilities	2,172,814	2,183,309	308,342

Total liabilities	4,496,829	3,726,030	526,216

Redeemable non-controlling interests	9,254	8,540	1,206

Baozun Inc. shareholders’ equity:
Class A ordinary shares (US$0.0001 par value; 470,000,000 shares authorized, 174,918,929 and 175,780,674 shares issued and outstanding as of December 31, 2019 and March 31, 2020, respectively)	107	107	15
Class B ordinary shares (US$0.0001 par value; 30,000,000 shares authorized, 13,300,738 shares issued and outstanding as of December 31, 2019 and March 31, 2020, respectively)	8	8	1
Additional paid-in capital	2,014,227	2,037,887	287,805
Retained earnings	526,009	528,248	74,602
Accumulated other comprehensive income	28,380	25,172	3,555

Total Baozun Inc. shareholders’ equity	2,568,731	2,591,422	365,978

Noncontrolling interests	21,786	21,920	3,096

Total equity	2,590,517	2,613,342	369,074

Total liabilities, redeemable non-controlling interests and equity	7,096,600	6,347,912	896,496

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands, except for share and per share data and per ADS data)

	For the three months ended March 31,
	2019	2020
	RMB	RMB	US$

Net revenues
Product sales	617,585	701,132	99,019
Services	669,176	822,508	116,160
Total net revenues	1,286,761	1,523,640	215,179

Operating expenses (1)
Cost of products	(508,824)	(590,106)	(83,339)
Fulfillment	(287,576)	(413,016)	(58,329)
Sales and marketing (2)	(311,420)	(366,167)	(51,713)
Technology and content	(87,866)	(95,882)	(13,541)
General and administrative	(45,469)	(49,935)	(7,052)
Other operating income, net	234	4,265	602
Total operating expenses	(1,240,921)	(1,510,841)	(213,372)
Income from operations	45,840	12,799	1,807
Other income (expenses)
Interest income	1,974	10,580	1,494
Interest expense	(8,042)	(17,907)	(2,529)
Exchange gain (loss)	968	(4,863)	(687)
Income before income tax and share of income in equity method investment	40,740	609	85
Income tax expense (3)	(7,305)	(3,410)	(482)
Share of income in equity method investment, net of tax of nil	515	4,460	630
Net income	33,950	1,659	233

Net (income) loss attributable to noncontrolling interests	59	(134)	(19)
Net loss attributable to redeemable noncontrolling interests	-	714	101
Net income attributable to ordinary shareholders of Baozun Inc.	34,009	2,239	315

Net income per share attributable to ordinary shareholders of Baozun Inc.:
Basic	0.20	0.01	0.00
Diluted	0.19	0.01	0.00
Net income per ADS attributable to ordinary shareholders of Baozun Inc.:
Basic	0.59	0.04	0.01
Diluted	0.57	0.04	0.01
Weighted average shares used in calculating net income per ordinary share
Basic	172,839,612	175,765,834	175,765,834
Diluted	178,273,196	178,761,156	178,761,156

Net income	33,950	1,659	233
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	(8,971)	(3,208)	(453)
Comprehensive income (loss)	24,979	(1,549)	(220)

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326), which requires all entities to disclose their current estimate of all expected credit losses. We adopted this ASU on January 1, 2020 using the modified retrospective transition method and no material adjustment to the opening balance of retained earnings of 2020 was necessary. The adoption of this new ASU has no material impact on our consolidated financial position and results of operations.

(1) Share-based compensation expenses are allocated in operating expenses items as follows:

	For the three months ended March 31,
	2019	2020
	RMB	RMB	US$

Fulfillment	2,897	2,663	376
Sales and marketing	5,271	8,252	1,165
Technology and content	2,620	3,288	464
General and administrative	7,688	9,394	1,327
	18,476	23,597	3,332

(2) Including amortization of intangible assets resulting from business acquisition, which amounted to RMB0.4 million for both the three months period ended March 31, 2019 and 2020.

(3) Including income tax benefits of RMB0.1 million related to the reversal of deferred tax liabilities, which was recognized on business acquisition for both the three months period ended March 31, 2019 and 2020.

Baozun Inc.

Reconciliations of GAAP and Non-GAAP Results

(in thousands, except for share and per ADS data)

	For the three months ended March 31,
	2019	2020
	RMB	RMB	US$

Income from operations	45,840	12,799	1,807
Add: Share-based compensation expenses	18,476	23,597	3,332
Amortization of intangible assets resulting from business acquisition	391	391	55
Non-GAAP income from operations	64,707	36,787	5,194

Net Income	33,950	1,659	233
Add: Share-based compensation expenses	18,476	23,597	3,332
Amortization of intangible assets resulting from business acquisition	391	391	55
Less: Tax effect of amortization of intangible assets resulting from business acquisition	(98)	(98)	(14)
Non-GAAP net income	52,719	25,549	3,606

Net income attributable to ordinary shareholders of Baozun Inc.	34,009	2,239	315
Add: Share-based compensation expenses	18,476	23,597	3,332
Amortization of intangible assets resulting from business acquisition	199	199	30
Less: Tax effect of amortization of intangible assets resulting from business acquisition	(50)	(50)	(7)
Non-GAAP net income attributable to ordinary shareholders of Baozun Inc.	52,634	25,985	3,670

Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS:
Basic	0.91	0.44	0.06
Diluted	0.89	0.44	0.06
Weighted average shares used in calculating net income per ordinary share
Basic	172,839,612	175,765,834	175,765,834
Diluted	178,273,196	178,761,156	178,761,156